Exhibit 1:

Scailex Corporation Ltd. (“The Company”)

January 30, 2007

Israel Securities Authority	Tel-Aviv Stock Exchange
22 Kanfei Hanesharim St.	54 Echad Haam St.
Jerusalem 95464	Tel-Aviv 65202
(through Magna)	(through Magna)

Re:   Immediate report

Further to the immediate report dated December 26, 2006, the Company is pleased to announce, that on January 29, 2007 the Tel-Aviv Jaffa District Court authorized to Scailex Vision (Tel-Aviv) Ltd., to distribute an amount of up to 20,000,000 dollar to its shareholders as set forth in Section 303 to the Companies Law1999.

Scailex Corporation Ltd.